(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	December 4, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Select Portfolios (the trust):
Consumer Staples Portfolio
Gold Portfolio
Materials Portfolio
Telecommunications Portfolio (the funds)
File Nos. 002-69972 and 811-03114
Post-Effective Amendment No. 84

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 84 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and July 1, 2006, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statement of Additional Information for Fidelity Advisor Consumer Staples Fund, Fidelity Advisor Gold Fund, Fidelity Advisor Materials Fund, and Fidelity Advisor Telecommunications Fund. Each fund's Prospectus and SAI, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 83. The funds may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to register new Advisor classes, Class A, Class T, Class B, Class C, and Institutional Class of each of the funds.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 83, update standard disclosure, and implement editorial changes.

An effective date of December 11, 2006 is elected by the trust pursuant to Rule 485(b).

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Sarah Muller
Sarah Muller
Legal Product Group